Exhibit 99.1

Genius Group Schedules Full Year 2023 Earnings Call Thursday, May 16, 2024 at 8:30am ET

Singapore, May 13, 2024 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading provider of AI-powered, digital-first education solutions, will hold a conference call on Thursday, May 16, 2024 at 8:30 AM Eastern Time to discuss its financial results for the full year 2023 ended December 31, 2023. Financial results will be issued in a press release prior to the call.

Date: Thursday, May 16, 2024

Time: 8:30 AM Eastern Time (5:30 AM Pacific Time)

U.S. dial-in number: 877-407-0792

International number: 201-689-8263

Webcast: FY 2023 Webcast Link

The Company will also provide a link at https://ir.geniusgroup.net/ for those who wish to stream the call via webcast. Please call the conference telephone number 5-10 minutes prior to the start time.

A telephonic replay of the conference call will also be available through May 22, 2024.

Toll-free replay number: 844-512-2921

International replay number: 412-317-6671

Replay passcode: 13746692

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 200 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Investor Relations Contact:

Brian M. Prenoveau, CFA

Managing Director

MZ Group - MZ North America

(561) 489-5315

GNS@mzgroup.us

www.mzgroup.us